UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2017 (second filing)

Commission File Number: 0-49888

Randgold Resources Limited

(Translation of registrant’s name into English)

3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to the Registrant’s Form 6-K filing for the month of February 2017, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Release, dated February 6, 2017 entitled “RANDGOLD CAPS RECORD-BREAKING YEAR WITH PROPOSED 52% DIVIDEND HIKE.”

99.2	Release, dated February 6, 2017 entitled “TIMETABLE FOR PAYMENT OF DIVIDEND.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By:	/s/ Martin Welsh
Martin Welsh
General Counsel and Secretary

Dated: February 6, 2017